Exhibit 99.22

RECEIPT

Keegan Resources Inc.

This is the receipt of the British Columbia Securities Commission for the Short Form Prospectus of the above Issuer dated February 11, 2011 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 11, 2011

Sabina Chow, CA
Senior Securities Analyst
Corporate Finance

SEDAR Project Number 1689732